Exhibit 99.1

Ayr Wellness Opens 47th Florida Dispensary in Clermont

MIAMI, May 12, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), today announced the opening of its 47th Florida dispensary, located in Clermont, a western suburb of Orlando.

The new dispensary spans 4,000 square feet of retail space and is located near Clermont Historical Village. The store features Ayr’s full line of concentrates, edibles, gummies, vapes, and a selection of high-quality flower, including newly launched Kynd whole flower offerings and Walking STiX pre-rolls.

“We continue to open stores in Florida at a rapid pace, with today’s opening marking 47 locations across the state,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “The expansion of our Florida footprint, combined with the continued rollout of our national brands like Kynd, STiX and Entourage, positions us well to continue to capture market share throughout the Sunshine State.”

In February 2021, Ayr purchased Florida-based Liberty Health Sciences (“LHS” or “Liberty”), which included 31 dispensaries across the state. Since then, the Company has opened 16 additional locations – bringing the current total to 47 stores.

In 2021, Ayr relocated its U.S. headquarters from New York City to Miami, underscoring the Company’s commitment to the region. Florida has ~715,000 patients enrolled in its medical marijuana program as of May 6, 2022, per Florida OMMU. Florida’s cannabis market ranks third in the nation by total legal cannabis sales, per BDSA, and generated over $1.8 billion in medical cannabis revenue in 2021. BDSA expects Florida’s cannabis market to generate $3.4 billion per year by 2026.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com